767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

November 14, 2014

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

J. Nolan McWilliams

Re:	Metaldyne Performance Group Inc.

Registration Statement on Form S-1/A

Filed November 14, 2014

File No. 333-198316

Dear Mr. McWilliams:

On behalf of our client, Metaldyne Performance Group Inc., a Delaware corporation (the “Company”), we are transmitting herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-198316) (the “Registration Statement”). In connection with such filing, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated October 29, 2014. The Company is sending to the Staff under separate cover courtesy copies of Amendment No. 3, including copies marked to show the changes effected by Amendment No. 3.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 3.

Summary Historical Financial And Other Data, page 14

1.

We note your response to our prior comment 2 and the changes that have been made to footnote (2) on page 16 and footnote (b) on page 17 indicating that the pro forma financial information does not reflect the impact of this offering. However, we continue to note that the second paragraph on page 14 indicates that pro forma financial information presented in your summary historical financial and other data

Securities and Exchange Commission

November 14, 2014

gives effect to the issuance of an undetermined number of shares by the selling stockholder in the initial public offering. Furthermore, we note that the pro forma financial information disclosed on pages 15 and 16 appears to include the effects of the pro forma adjustments related to the offering as presented in the pro forma financial information included on pages 54 through 64 of the registration statement. Please advise or revise as appropriate.

The Company has deleted footnote (2) on page 16 and footnote (b) on page 17 in response to the Staff’s comment.

Unaudited Pro Forma Financial Data, page 54

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 61

2.	We note the changes that have been made to footnote (i) on page 62 in response to our prior comment 9. However, based on your revised disclosures, we are unable to determine how you calculated the adjustments for interest on the Grede acquisition debt for the various periods presented based on the interest rate disclosed of 4.75%. Please supplementally provide us with your computations of interest on the Grede acquisition debt for the six months ended June 30, 2014 and 2013 and for the year ended December 31, 2013.

The Company respectfully advises the Staff that the interest on Grede acquisition debt reflected in footnote (i) for the nine months ended September 28, 2014 reflects expense for five months on the Grede acquisition debt. The additional four months of interest are reflected in the Consolidated MPG column because the Grede acquisition debt was issued on June 2, 2014. Therefore, the sum of the Consolidated MPG column and the Grede Transaction columns results in nine months of interest on the Grede acquisition debt being reflected in the subtotal following the Grede Transaction columns. For the nine months ended September 30, 2013 and the year ended December 31, 2013, the interest on the Grede acquisition debt represents the full nine and twelve months of interest expense, respectively. Calculation of interest expense for each period included took into consideration required principal payments of $1.5 million per quarter. In addition to interest on the $600.0 million term loan, the interest expense on the Grede acquisition debt includes interest expense and fees on a revolver, fees on letters of credit and interest on other debt.

Securities and Exchange Commission

November 14, 2014

The table below details the interest calculation on the Grede acquisition debt:

	Nine Months Ended	Nine Months Ended	Year Ended
	September 28, 2014	September 29, 2013	December 31, 2013
	(In millions)
Interest on Grede term loan	$20.9	$21.3	$28.4
Less: four months interest included in Consolidated MPG	(9.0)	—	—
Revolver interest and fees, letter of credit fees and other interest	0.6	1.0	1.4

Total	$12.5	$22.3	$29.8

The table below provides additional detail on the calculation of the interest on the Grede term loan:

	Nine Months Ended	Nine Months Ended	Year Ended
	September 28, 2014	September 29, 2013	December 31, 2013
	(In millions)
(a) Average balance outstanding (reflects quarterly principal payments of $1.5 million)	$592.50	$598.50	$597.75
(b) Rate	4.75%	4.75%	4.75%
(c) Days in period	271	274	365
Calculation of interest on Grede term loan ((a)*(b)*(c)/365)	$20.9	$21.3	$28.4

Securities and Exchange Commission

November 14, 2014

3.	We note the disclosures that have been provided in footnote (n) on pages 63 and 64 in response to our prior comments 5 and 6. Please revise footnote (5) to disclose the number and terms of the new stock-based compensation awards that resulted in the recognition of the stock-based compensation expense disclosed in footnote (n). Similarly, please also revise footnote (n) to disclose the number and terms of the stock- based compensation awards that were granted as a result of the conversion of the previous equity based awards of HHI, Metaldyne and Grede in connection with the Combination. Footnote (n) should also be revised to explain the method and significant assumptions used to calculate or determined the expense associated with the new and converted awards disclosed in footnote (n).

The Company has revised the disclosure on pages 54 and 55 and footnote (l) on page 63 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

Year Ended December 31, 2013 compared to Successor Period 2012 and Predecessor Period 2012, page 81

Other, net page 84

4.	We note your response to our prior comment 15 and the revisions that have been made to page 84 of MD&A in response to our prior comment. Your response indicates that the $10.1 million purchase price adjustment resulting from the arbitration ruling in favor of the former shareholders was determined more than one year after the transaction date and therefore the adjustment was deemed not to qualify as a measurement period adjustment. We also note that the adjustment was therefore recorded in current earnings for the year ended December 31, 2013. Given that the disclosures in Note 5 on page F-16 indicate that the Metaldyne acquisition occurred on December 17, 2012 and this adjustment was made in 2013, please explain in further detail when this arbitration ruling was concluded during 2013 and explain in further detail why you do not believe this adjustment qualifies as a measurement period adjustment.

The Company respectfully advises the Staff that MD Investors Corporation initially issued its financial statements for the year ended December 31, 2012 on April 30, 2013. Upon issuance of those financial statements, Metaldyne neither identified nor disclosed any provisional amounts related to the Metaldyne Transaction. As the measurement period for recognizing additional items or adjustments to items previously recognized ends once the acquirer receives the necessary information about facts and circumstances that existed as of the acquisition date, Metaldyne deemed the measurement period to be closed as of April 30, 2013. The arbitration ruling was concluded on November 29, 2013. The Company’s previous response erroneously stated the adjustment was determined more than one year after the transaction date. The response should have stated the adjustment was determined after the close of the measurement period.

Securities and Exchange Commission

November 14, 2014

Stock-Based Compensation, page 94

5.	We note your response to our prior comment 18 and reissue our prior comment. To the extent the estimated IPO price is expected to differ significantly from the most recent fair value determined for your common shares, please tell us the significant factors and events contributing to the changes in fair value of the underlying stock leading up to the expected IPO pursuant to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Guide, Valuation of Privately- Held- Company Equity Securities Issued As Compensation.

The Company respectfully advises the Staff that the estimated IPO price is not expected to differ significantly from the most recent fair value determined for the Company’s common shares in August 2014.

Metaldyne Performance Group Inc. Financial Statements, page F-5

Note 13. Debt

6.	We note your response to our prior comment 23. Once your updated financial statements for the nine months ended September 28, 2014 are provided in the filing, please revise the notes to your financial statements to disclose the nature and terms of these restrictions on your ability to pay dividends imposed under the terms of the new debt obligations obtained in connection with the refinancing.

The Company has revised the disclosure on pages F-69 and F-70 in response to the Staff’s comment.

Securities and Exchange Commission

November 14, 2014

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP

cc:	George Thanopoulos, Metaldyne Performance Group Inc.

Mark Blaufuss, Metaldyne Performance Group Inc.